June 6, 2006

Mail Stop 4561

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

      Re:	Realogy Corporation
      	Registration Statement on Form 10,
		Amendment No. 2 Filed May 30, 2006
      Amendment No. 3 Filed June 2, 2006
      File No.  001-32852

Dear Mr. Bock:

      We have reviewed your amended filings and additional correspondence dated June 5, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

The Separation, page 7

Overview, page 7
1. Please make it clear, from page 48, that Cendant expects to satisfy its corporate debt from the proceeds of each company`s (yours, Wyndham`s and Travelport`s) borrowings and Cendant`s cash on hand.
2. We note that you may be liable for a share of certain Cendant contingent liabilities. Please briefly describe the nature of these liabilities. Also, on page 9, please explain in more detail why the value of your share of these liabilities would increase from $688 million to $859 million upon the sale of Travelport.
3. The last sentence of the second paragraph is confusing. It implies that in the event Travelport is not sold, your share of any post-separation adjustment would rise to 62.5% with a $100 million threshold. Please confirm that the foregoing adjustment terms would only apply in the event of a Travelport sale and clarify your disclosure accordingly. Also, please discuss briefly how post-separation adjustments would be dealt with in the event that the Travelport sale occurred prior to the Wyndham distribution but after the distribution of Realogy.

Potential Sale of Travelport, page 8
4. We note that you expect to reduce your debt from the separation agreement from $2.2 billion to between $725 million and $1 billion.
Please revise your disclosure to explain your assumptions in calculating this estimate, including the sales price of Travelport, the form of consideration, and the amount of proceeds to be used by
Cendant prior to distribution to you and Wyndham, including tax liabilities, transaction expenses and debt referred to on page 37. Also, please make it clear in your summary that you may not get any cash proceeds at all.

Summary Historical and Unaudited Pro Form Combined Financial Data, page 21
5. We note that your pro forma financials have been adjusted to reflect a $71 million liability stemming from guarantees to Cendant.
Please explain briefly the nature of these guarantees.

The Separation, page 44

Opinion of Evercore Group, LLC, page 55
6. With regard to this and the Duff & Phelps opinions, please file them as exhibits to this registration statement and revise your discussion of each to include the final (as opposed to preliminary) conclusions regarding fairness and capitalization. Also, please include in the first paragraph on page 55 that "in determining fairness, Evercore evaluated the merits of the spin-off relative to the alternative of preserving the status quo of Cendant." Refer to your response to prior comment 8.
7. With regard to the discussion of the Evercore opinion included in your correspondence dated June 5, 2006, we have the following comments:

* in the fourth and fifth full paragraphs on page 57, please indicate what the referenced analyses showed or how they were used to support
Evercore`s conclusion; and

* at the top of page 58, where you discuss Evercore`s examination of select spin-off transactions, please balance the disclosure with a reference to the performance Cendant`s spin-off of PHH.

Unaudited Pro Forma Combined Financial Statements, page 68

8. We note that your pro forma financial information reflects a reduction in your borrowings and related interest expense assuming the receipt of cash proceeds from the sale of Travelport by Cendant.
Please tell us whether Cendant has a binding arrangement for the sale of Travelport. If not, please explain how the sale of Travelport is factually supportable for inclusion as a pro forma adjustment. Refer to Rule 11-02(b)(6) of Regulation S-X.

9. Notwithstanding our comment above, please tell us how the estimated cash proceeds from the sale of Travelport is factually supportable. For instance, we note from your disclosure on page 37 that the consideration from the sale of Travelport may include non-cash proceeds. Refer to Rule 11-02(b)(6) of Regulation S-X.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Contractual Obligations, page 98

10. Please revise to include the disclosures required by paragraph
13
of FIN 45, including, but not limited to, the approximate term of the guarantee, the events or circumstances that would require you to perform under the guarantee and the maximum potential amount of future payments (undiscounted) that you could be required to make under the guarantee. If the guarantee does not provide a limitation of the maximum potential future payments, that fact shall be disclosed. If you are unable to develop an estimate of the maximum potential amount, then you should disclose the reasons why you are unable to develop this estimate.

Financial Statements and Notes

Combined Statements of Cash Flows, page F-5

11. Refer to your response to comment 12 and revised disclosure on page F-48. We understand that you are currently liable to Cendant for the current portion of your income tax provision and that such amount will be forgiven and recorded as a capital contribution by Cendant in connection with the spin-off on a net basis. In addition, we understand that post spin-off you will be responsible for estimated income tax payments on a standalone basis which will reduce operating cash flows. We also note that Cendant automatically sweeps cash from your accounts and such amounts swept are not for specific payment of cumulative intercompany balances. We continue to believe that the change in amounts due to Cendant should be reported on a net basis in your statement of cash flows since the substance of the change in amounts due to Cendant appear to be continuously settled on a net basis as evidenced by your classification of these amounts on a net basis in your combined balance sheet and anticipated settlement in connection with the spin-off. As such, please revise to present the change in amounts due to Cendant on a net basis in your statement of cash flows.
Generally, net changes in a parent/sub intercompany account are classified as financing activities in the statement of cash flows. Classification as a financing activity is consistent with filings by other former Cendant subsidiaries. We note the settlement of the intercompany account will be recorded as a dividend, which would be classified as a financing activity. Please revise. If you continue to believe a change in classification from other former Cendant subsidiaries is supported by different facts and circumstances, which does not appear to be the case, supplementally explain the basis for the classification of the net change as an operating activity.
Note 6, Income Taxes, pages F-34 - F-36

12. We note your revised disclosure that certain of your deferred tax assets relate to payments from a former Cendant subsidiary which results in a deferred tax consequence. Please revise your disclosure to clarify the amount of this deferred tax asset, where such amount is classified within your net deferred income tax assets and the nature of the deferred tax asset.

Financial Opinions
13. We note the limitations on reliance contained in the last paragraph on page 3 of the Evercore opinion and the last paragraph of the Duff & Phelps opinion. We also note Duff & Phelps` disclaimer of fiduciary duty to Cendant and Realogy shareholders on page 3. Because they are inconsistent with the disclosures relating to the opinions, these limitations should be deleted. Alternatively, please disclose the basis for the belief that shareholders cannot rely upon the opinions to support any claims against the issuer of the opinions arising under applicable state law. Please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, please disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense would have no effect on the rights and responsibilities of either the issuers of the opinions or the board of directors under the federal securities laws.
Finally,
please disclose whether Evercore and Duff & Phelps have consented to the inclusion of the opinions in the registration statement.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Matthew Maulbeck at 202-551-3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel


cc:	Thomas Greenberg (via facsimile, 917-777-7886)
	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP



Eric J. Bock, Esq.
Cendant Corporation
June 6, 2006
Page 5